Luke Tipple

ANNUAL REPORT

251 Little Falls Drive

Wilmington, DE 19808

0

https://whipr.com

This Annual Report is dated April 26, 2022.

BUSINESS

We designed a portable ERG machine that fits in your suitcase and can be used for more than 8 different sports like rowing and cross country skiing. Whipr launched on Kickstarter and Indiegogo in August 2020 and has sold over USD $5.7 million in product to over 11,500 customers in 8 months. Our board includes our founder Luke Tipple, FUBU's CEO Daymond John and Crossfit legend Rich Froning Jr.

By combining the base unit with our accessories, Whipr can be used to train multiple modalities including stand-up paddling, cross country skiing, rowing, dragon boating, canoeing, kayaking, swimming, and surfing as well as extension exercises for the arms, legs and glutes. Whipr has been granted a utility patent on our base unit and is patent pending on two more of our accessories. Our system is also expanding with highly demanded accessories such as a wall unit for more permanent installations, a pro version for commercial operations, and a subscription service for training and workout videos.

Whipr Inc. was formed in California in May 2020 before being moved to Delaware in October 2020 where the C Corporation is now registered.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 15,000,000

Use of proceeds: Founder equity issuance with no cash attached.

Date: October 09, 2020

Offering exemption relied upon: Rule 701

Type of security sold: Options

Final amount sold: $307,663.80

Use of proceeds: Options have yet to be excised.

Date: March 22, 2021

Offering exemption relied upon: Rule 701

Type of security sold: Options

Final amount sold: $200,009.80

Use of proceeds: Options have yet to be excised

Date: March 01, 2021

Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Whipr, inc. requires revenue from sales to operate. The company has funded operations, inclusive of inventory purchases, from funds raised from pre-orders. Pre-orders were sold at a net loss due COVID related to increases in supply chain and shipping costs. In 2021 we secured a loan of $880,000 to fund additional purchase orders. The loan is paid back at 21% of daily sales. We have also secured smaller loans of $75,000 and $102,600 from other vendors. We are reliant on continued sales for operational funds and factored financing for inventory purchases. Without high enough sales, or invested funds, the company will not be able to operate past 3 months.

Foreseeable major expenses based on projections:

Whipr's largest cost burden is inventory. With continued sales, we expect that a substantial portion of the cash burden of inventory will be paid for with factored financing. Product development is an area we expect to invest in with products planned both in the hardware and digital space with new products being added to the Whipr ecosystem and filming content for our subscription service as well as the associated server and technology costs of running such a service.

Future operational challenges:

Currently we do not have effective sales in EU and would benefit from a 3PL established in that region. We calculate we are losing 27% of sales due to this concern compared to previous sales data when we shipped from Hong Kong. Setting up a 3PL will require another purchase order which is a high priority.

Future challenges related to capital resources:

Shipping is very expensive right now, we are countering by reducing our packaging size to bring it closer to the shipping costs we expect in our forecasts. It’s something we’re watching with keen interest and it will affect our bottom line, possible requiring price increases.

Future milestones and events:

Beyond our product launch to market, which we expect to be a significant revenue event, the launch of our subscription service is expected to be substantially beneficial to Whipr. The resulting user-generated content (UGC) and "real product" reviews should support Whipr's growth and encourage our expansion into more factories and manufacturing locations.

Further, we expect that the opportunity to service medical sales will be a lucrative avenue for Whipr, we've also begun talks with select military purchasing officers who have shown interest in the Whipr system for deployed troops.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $267,336.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Wayflyer

Amount Owed: $880,000

Interest Rate: 7.0% (total transaction fee, no apr)

Maturity Date: There is no maturity date

Cash advance on future receivables. Wayflyer is a factor financier who has loaned us funds to pay for the next purchase order. So instead of paying for COGS ourselves Wayflyer takes a portion of daily sales against the debt.

Creditor: Shopify Capital

Amount Owed: $95,000

Interest Rate: not applicable. $7,600 total transaction fee (total transaction fee, no apr)

Maturity Date: There is no maturity date. repayments at 16% of daily sales are assessed.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Luke Tipple

Luke Tipple's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Founder

Dates of Service: May 01, 2020 - Present

Responsibilities: Oversight and decision making for all aspects of the business. Current compensation is $100,000 per year.

Other business experience in the past three years:

Employer: Delve Creative LLC

Title: Executive Producer

Dates of Service: February 01, 2015 - December 31, 2020

Responsibilities: Creative lead and business development for a production company with clients in the commercial advertising space as well as television.

Other business experience in the past three years:

Employer: Discovery Channel

Title: Producer and host

Dates of Service: March 26, 2012 - Present

Responsibilities: Host and producer of several TV shows such as Nature Minute and various Shark Week episodes.

Other business experience in the past three years:

Employer: ARLU Inc

Title: President

Dates of Service: February 26, 2015 - Present

Responsibilities: Partner. Consulting and television production.

Name: Adrian Lee

Adrian Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Global Supply Chain

Dates of Service: March 01, 2021 - Present

Responsibilities: Managing all aspects of the production and product supply chain including sourcing, factory relations, product development, shipment and logistics. Current compensation is $85,000 per year + 5% of GPM on wholesale deals.

Other business experience in the past three years:

Employer: Global Procurement Solutions

Title: Director of sourcing

Dates of Service: January 01, 2012 - March 01, 2021

Responsibilities: Matches manufacturers in Asia with US customers in many diverse industries. Constantly networking US and Asian business communities and creating new supplier options to enhance profitability for all parties. Knowledgeable on many import/export issues such as

logistics, HTS codes, duty rates, and cost models.

Other business experience in the past three years:

Employer: Rep Fitness

Title: Director of Quality

Dates of Service: August 01, 2018 - February 01, 2020

Responsibilities: Managed and developed supply chain, strategic sourcing; identified new suppliers to support future growth; analyzed supply market conditions including tactics to mitigate risk. Identified opportunities for continuous improvement in supplier relationships and performance, quality control, inventory management, product cost reduction and supply chain efficiency Regularly visited overseas supplier sites to audit quality, verify capabilities, and manufacturing capacity

Name: Rebecca Tipple

Rebecca Tipple's current primary role is with The Golden Voice. Rebecca Tipple currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: May 20, 2020 - Present

Responsibilities: Silent partner with husband Luke Tipple in ARLU Investments LLC, the major shareholder. No salary is attached to this role.

Other business experience in the past three years:

Employer: The Golden Voice

Title: CEO

Dates of Service: January 01, 2011 - Present

Responsibilities: Managing all aspect of The Golden Voice, a vocal training and artist development studio

Name: Richard Little

Richard Little's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: August 15, 2021 - Present

Responsibilities: Oversee and administrator all day to day operations of the company, advise on strategy, answers directly to CEO. Richard currently receives salary compensation of $125K per year + equity in the form of options.

Other business experience in the past three years:

Employer: RS LITTLE CONSULTING

Title: President

Dates of Service: June 01, 2018 - August 01, 2021

Responsibilities: Cofounder and operator of a consulting practice focused on strategic planning & execution for privately held manufacturing companies and startups. Design strategies to address a variety of business needs such as growth and profitability, controls and infrastructure, efficiency optimization, lean manufacturing, subcontractor relationship management, production offshoring/onshoring, and robotic process automation (RPA).

Other business experience in the past three years:

Employer: ALL ACCESS APPAREL

Title: COO

Dates of Service: March 01, 2013 - June 01, 2018

Responsibilities: Drove profitability, growth, and transformation by partnering with the CEO to revitalize a struggling private company. Led strategic planning & execution, designed a scalable growth model, and rebuilt infrastructure to support strategic plans, including overhauling the ERP system. Managed P&L.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: ARLU Investments LLC (managed by Luke and Rebecca Tipple)

Amount and nature of Beneficial ownership: 15,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,173,913 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 17,350,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 17,350,000 shares, includes 15,000,000 shares of common stock and 2,350,000 granted/non-granted options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people

think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the fitness or technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those

investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing solutions for portable and home fitness. Our revenues are therefore dependent upon the market for such products and may be influenced positively or negatively by industry trends and as yet unknown factors.

Some of our products are still in prototype phase and might never be operational products

Some of our products are still in development. It is possible that some of them may never make it past development or released to the public. It is possible that the failure to release a product is the result of a change in business model, or some other factor, that would not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in various stages of development and production. The products being sold as pre-orders are all considered to be finalized and ready for production, but there may be changes in the current or future features that may be made that will positively or negatively impact their effectiveness or market appeal. The products listed as 'sneak peaks' and 'beat stage' are currently concepts, prototypes or working beta versions that may never be released or produced. Delays, increased costs of production, and failure of the product to meet our performance estimates may be caused by, among other things, supply chain issues, material availability issues, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will appropriate the funds towards the most effective revenue generating parts of its business model. In such case our financial forecasts may be rendered inaccurate and our plans for expansion will not be carried out. Should the cumulative funds of our sales and this raise be insufficient to meet our operational needs we may cease operating and you will get no return on or of your investment. If we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our current and new products will fail to gain market acceptance for any number of reasons. If the current or new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market

and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Our product is brand new to the market and to our knowledge there is no other product like it. Although we currently have a very unique market position, we do compete against other recreational activities and fitness product choices. Our business growth depends on the market interest in portable ERG machines over other activities.

We are an early stage company and have not yet generated any profits

Whipr, Inc. was formed on 05/27/2020. In 2020 Whipr, Inc. incurred a net loss but recorded deferred sales that will be realized in 2021. Although we are expecting that the deferred sales from 2020 and the revenue generated from continued pre-sales in 2021 will be significant here is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We have also been given a utility patent allowance for our base station that we are in the process of strengthening with a child patent application process for broader protection. Should this child patent be denied we will have the original patent allowance issued. Due to the value of this utility patent, competitors may misappropriate or violate the rights owned by the Company. It is also important to understand that the current patent allowance is for the US only however we have filed for the same patent in China and intend to file in other countries as we grow. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable

Whipr is currently patent pending on the ski and row accessories. These patents may not be issued and there is no guarantee of intellectual property protection for these products. Further, the Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with all proper authorities worldwide. The Company intends to continue to protect its intellectual property portfolio from violations and strengthen existing intellectual property ownerships with broader applications worldwide. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

Luke Tipple

By /s/ Richard Little

Name: Luke Tipple

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Management Report

Whipr, Inc.
For the period ended December 31, 2021

Prepared by
Accountfully LLC

Prepared on
April 6, 2022

Table of Contents

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking *5612	224,915.48
BOA Savings *3206	345.70
PayPal - USD	500.00
Shopify Clearing	10,548.97
Total Bank Accounts	**236,310.15**
Other Current Assets	
Inventory	304,188.86
Loan to Arlu Inc	25,000.00
Payroll Refunds	2,626.15
Total Other Current Assets	**331,815.01**
Total Current Assets	**568,125.16**
Fixed Assets	
Accumulated Depreciation	-8,733.22
Equipment & Computers	6,976.38
Fixed Asset Software	
Fixed Asset - App Development	77,899.47
Total Fixed Asset Software	**77,899.47**
Tooling	1,128,563.71
Total Fixed Assets	**1,204,706.34**
TOTAL ASSETS	**$1,772,831.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P) - EUR	20,620.45
Accounts Payable - USD	144,014.38
Total Accounts Payable	**164,634.83**
Credit Cards	
BOA Card *9315 (Master)	12,436.15
BoA Card - Master - 6704	
BoA Card - 2149	32,421.04
BoA Card - 3921	-500.00
Total BoA Card - Master - 6704	**31,921.04**
Total Credit Cards	**44,357.19**
Other Current Liabilities	
Common Stock -- Due to / Due From Owner	-1,500.00
Gift Card Liability	71,316.85
Payroll Liabilities	-2,669.34

	Total
CA PIT / SDI	3,488.54
CA SUI / ETT	245.00
CO Income Tax	380.00
Federal Taxes (941/944)	4,505.98
Federal Unemployment (940)	126.00
WA Paid Family and Medical Leave Tax	40.47
WA SUI Employer	192.00
WA Workers Compensation	-53.55
Total Payroll Liabilities	**6,255.10**
Sales Tax Payable	5,762.91
Total Other Current Liabilities	**81,834.86**
Total Current Liabilities	**290,826.88**
Long-Term Liabilities	
Intuit Loan	59,692.17
Loans Payable	
WayFlyer Factor Finance	806,872.28
Total Loans Payable	**806,872.28**
Total Long-Term Liabilities	**866,564.45**
Total Liabilities	**1,157,391.33**
Equity	
Common Stock	1,500.00
Crowdfunding - Equity Raise	1,129,500.84
Escrow	-51,150.94
Escrow Fees	-3,400.00
Investor Fee	-32,152.84
Platform Fees	-68,760.36
Service Fee	-14,445.00
Total Crowdfunding - Equity Raise	**959,591.70**
Retained Earnings	-1,255,074.46
Net Income	909,422.93
Total Equity	**615,440.17**
TOTAL LIABILITIES AND EQUITY	**$1,772,831.50**

Profit and Loss by Month

January - December 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
INCOME													
4000 Revenue		0.00	0.00										0.00
Merchandise Sold		143.67	262.00										405.67
Sales of Product Income									11,022,878.18	85,843.36	66,111.74	220,110.97	11,394,944.25
Shipping Income									2,281,784.51	1,183.31	1,324.36	4,869.17	2,289,161.35
Total 4000 Revenue		**143.67**	**262.00**						**13,304,662.69**	**87,026.67**	**67,436.10**	**224,980.14**	**13,684,511.27**
4500 Deductions To Income													0.00
Discounts									-5,845,775.34	-43,685.70	-25,572.72	-50,959.91	-5,965,993.67
Refunds / Returns								150.35	-94,378.73	-2,873.00	-3,747.25	-2,748.71	-103,597.34
Total 4500 Deductions To Income								**150.35**	**-5,940,154.07**	**-46,558.70**	**-29,319.97**	**-53,708.62**	**-6,069,591.01**
Total Income	**0.00**	**143.67**	**262.00**	**0.00**	**0.00**	**0.00**	**0.00**	**150.35**	**7,364,508.62**	**40,467.97**	**38,116.13**	**171,271.52**	**7,614,920.26**
COST OF GOODS SOLD													
5000 Cost of Goods Sold													0.00
5005 Product Cost									3,009,668.13	24,945.94	17,925.70	55,484.48	3,108,024.25
Freight In	20,000.00						5,400.00	191,949.28	385,238.65	477,414.46	165,213.01	123,021.14	1,368,236.54
Supplies & Materials	13.49		183.26	59.74				306.55	2,613.72				3,176.76
Total 5000 Cost of Goods Sold	**20,013.49**		**183.26**	**59.74**			**5,400.00**	**192,255.83**	**3,397,520.50**	**502,360.40**	**183,138.71**	**178,505.62**	**4,479,437.55**
Total Cost of Goods Sold	**20,013.49**	**0.00**	**183.26**	**59.74**	**0.00**	**0.00**	**5,400.00**	**192,255.83**	**3,397,520.50**	**502,360.40**	**183,138.71**	**178,505.62**	**4,479,437.55**
GROSS PROFIT	-20,013.49	143.67	78.74	-59.74	0.00	0.00	-5,400.00	-192,105.48	3,966,988.12	-461,892.43	-145,022.58	-7,234.10	3,135,482.71
EXPENSES													
6000 Logistics & Fulfillment													0.00
Freight Out		-11.97	-3.99		95.63		36.07					13,481.64	13,597.38
Fundraising Fees									490,419.08				490,419.08
Merchant Account Fees				90.92					88,007.00	3,051.13	1,362.07	1,965.64	94,476.76
Warehouse/ Fulfillment											9,527.29	26,401.30	35,928.59
Total 6000 Logistics & Fulfillment		**-11.97**	**-3.99**	**90.92**	**95.63**		**36.07**		**578,426.08**	**3,051.13**	**10,889.36**	**41,848.58**	**634,421.81**
7000 Advertising & Marketing												97,311.00	97,311.00
Ad & Marketing Agencies	249.00	36,643.10	11,360.95	9,371.87	2,500.00	7,016.12	81,768.92	14,960.57	12,271.03	11,935.48	6,500.00	9,000.00	203,577.04
Digital Media				8,987.95	8,560.00	20,817.73	25,087.00	15,000.00	17,560.00	5,501.01	445.82	1,501.00	103,460.51
Events & Tradeshows							1,157.77						1,157.77
Printing & Promotional	46.91	370.24	19.94	2,815.70	14.99	5,400.81	14.99	14.99	14.99	14.99	35.99	584.96	9,349.50
Product Samples	2,491.41	2,161.41	3,454.38	7,114.58	1,909.15	1,158.47	7,200.06	2,480.63	1,158.81	375.50	632.95	1,278.09	31,415.44
Social Media	53,314.63	75,264.61	61,795.70	38,037.99	14,960.16	25,117.51	32,560.31	48,180.05	50,278.11	32,318.01	21,349.96	41,705.01	494,882.05
Total 7000 Advertising & Marketing	**56,101.95**	**114,439.36**	**76,630.97**	**66,328.09**	**27,944.30**	**59,510.64**	**147,789.05**	**80,636.24**	**81,282.94**	**50,144.99**	**28,964.72**	**151,380.06**	**941,153.31**
8000 General & Administrative Expenses													0.00
Bank Charges & Fees	67.00	89.34	59.10	71.17	0.45	17.45	61.83	380.19	356.27	303.01	8.42	-496.58	917.65
Facility Costs													0.00
Utilities												153.01	153.01
Total Facility Costs												**153.01**	**153.01**
Insurance										7,192.25	1,627.92	1,627.92	10,448.09
Meals & Entertainment	41.90					31.72	19.19	229.37		357.91			680.09
Office Supplies	137.52	373.59	926.91	1,134.17	232.87	259.79		13.39	-0.60		12.93		3,090.57
Payroll & Employee Related													0.00
Contractors				2,480.63	44.10	37.80	654.90	3,134.84	847.18	977.33	3,756.13		11,932.91
Employee Medical Costs						318.00							318.00
Payroll Taxes	924.50	637.50	1,485.50	1,198.50	1,323.18	1,496.28	1,453.50	2,080.16	2,774.24	2,269.50	1,897.10	2,969.98	20,509.94
Recruiting & Hiring				7.00				287.17				329.99	624.16
Salaries & Wages	8,333.34	11,333.34	15,666.68	15,666.68	15,666.68	18,166.67	19,000.00	24,333.33	29,666.66	29,666.66	29,666.66	33,923.03	251,089.73
Total Payroll & Employee Related	**9,257.84**	**11,970.84**	**17,152.18**	**19,352.81**	**17,033.96**	**20,018.75**	**21,108.40**	**29,835.50**	**33,288.08**	**32,913.49**	**35,319.89**	**37,223.00**	**284,474.74**
Postage & Delivery	42.64	161.50			99.00	1.10	4.40	3.30	493.91	11.00	4.40	7.70	828.95
Professional Services													0.00
Accounting & Finance				3,000.00				17,570.00	2,147.50	5,915.96	5,496.00	2,628.75	36,758.21
Business Consulting		5,000.00	1,000.00	2,300.00	2,500.00	2,500.00	-1,212.00	18,781.50	12,500.00	15,500.00	2,500.00	2,500.00	63,869.50
IT Support			1,000.00	1,999.00	1,399.00	1,000.00	1,999.00	5,199.00	3,800.00	3,800.00	3,800.00	3,800.00	27,796.00
Legal	2,000.00	315.00	2,610.00	11,703.00	793.81	1,195.00	9,599.28	3,242.00	5,799.00	550.00	2,298.25	3,357.50	43,462.84
Patents & Trademarks	14,932.89	450.00	3,350.00	750.00		1,170.00		40.00	1,555.00				22,247.89
Total Legal	**16,932.89**	**765.00**	**5,960.00**	**12,453.00**	**793.81**	**2,365.00**	**9,599.28**	**3,282.00**	**7,354.00**	**550.00**	**2,298.25**	**3,357.50**	**65,710.73**
Total Professional Services	**16,932.89**	**5,765.00**	**7,960.00**	**19,752.00**	**4,692.81**	**5,865.00**	**10,386.28**	**44,832.50**	**25,801.50**	**25,765.96**	**14,094.25**	**12,286.25**	**194,134.44**
Software Dues	3,121.00	2,910.90	1,122.10	1,396.39	533.99	257.99	4,062.93	1,817.59	1,150.51	2,949.88	1,862.62	1,294.30	22,480.20
Taxes & Licenses	8,025.48	275.12	115.29	1,492.80	15.29	14.80	1,065.29	1,027.20	158.11	238.19	96.19	25.00	12,548.76
Travel	1,362.38					9,219.57	1,159.36	1,855.29	1,914.19	2,033.66	1,335.34		18,879.79
Total 8000 General & Administrative Expenses	**38,988.65**	**21,546.29**	**27,335.58**	**43,199.34**	**22,608.37**	**35,686.17**	**37,867.68**	**79,994.33**	**63,161.97**	**71,765.35**	**54,361.96**	**52,120.60**	**548,636.29**
8500 Research & Development													0.00
Product Development	15,992.79		13,964.50	4,027.50		350.00		6,396.50		10,433.00			51,164.29
Total 8500 Research & Development	**15,992.79**		**13,964.50**	**4,027.50**		**350.00**		**6,396.50**		**10,433.00**			**51,164.29**
Total Expenses	**111,083.39**	**135,973.68**	**117,927.06**	**113,645.85**	**50,648.30**	**95,546.81**	**185,692.80**	**167,027.07**	**722,870.99**	**135,394.47**	**94,216.04**	**245,349.24**	**2,175,375.70**
NET OPERATING INCOME	-131,096.88	-135,830.01	-117,848.32	-113,705.59	-50,648.30	-95,546.81	-191,092.80	-359,132.55	3,244,117.13	-597,286.90	-239,238.62	-252,583.34	960,107.01
OTHER INCOME													

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
9000 Other Income													0.00
Interest & Rewards	84.93	2,282.86	1,856.10	1,536.45	1,266.06	456.01	1,232.47	1,325.71	1,662.17	1,548.93	872.64	571.12	14,695.45
Total 9000 Other Income	**84.93**	**2,282.86**	**1,856.10**	**1,536.45**	**1,266.06**	**456.01**	**1,232.47**	**1,325.71**	**1,662.17**	**1,548.93**	**872.64**	**571.12**	**14,695.45**
Total Other Income	**84.93**	**2,282.86**	**1,856.10**	**1,536.45**	**1,266.06**	**456.01**	**1,232.47**	**1,325.71**	**1,662.17**	**1,548.93**	**872.64**	**571.12**	**14,695.45**
OTHER EXPENSES													
9500 Other Expenses													0.00
Interest Expense				61,600.00		2,491.95						258.05	64,350.00
Late Fees & Penalties										107.40	10.00		117.40
Reconciliation Discrepancies	-38.54												-38.54
Total 9500 Other Expenses	**-38.54**			**61,600.00**		**2,491.95**				**107.40**	**10.00**	**258.05**	**64,428.86**
Exchange Gain or Loss				-159.49					6.43	-2.25	1,105.98		950.67
Total Other Expenses	**-38.54**	**0.00**	**0.00**	**61,440.51**	**0.00**	**2,491.95**	**0.00**	**0.00**	**6.43**	**105.15**	**1,115.98**	**258.05**	**65,379.53**
NET OTHER INCOME	**123.47**	**2,282.86**	**1,856.10**	**-59,904.06**	**1,266.06**	**-2,035.94**	**1,232.47**	**1,325.71**	**1,655.74**	**1,443.78**	**-243.34**	**313.07**	**-50,684.08**
NET INCOME	**$ -130,973.41**	**$ -133,547.15**	**$ -115,992.22**	**$ -173,609.65**	**$ -49,382.24**	**$ -97,582.75**	**$ -189,860.33**	**$ -357,806.84**	**$3,245,772.87**	**$ -595,843.12**	**$ -239,481.96**	**$ -252,270.27**	**$909,422.93**

I, Luke Tipple the CEO of Whipr, Inc. hereby certify that the financial statements of Whipr, Inc. and notes thereto for the periods ending 2020 and 2021 (included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Whipr, Inc. has not yet filed its federal tax return for 2021

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 21st April 2022.

________________________ (Signature)

CEO ____________________ (Title)

21/04/2022 ________________ (Date)

CERTIFICATION

I, Richard Little, Principal Executive Officer of Luke Tipple, hereby certify that the financial statements of Luke Tipple included in this Report are true and complete in all material respects.

Richard Little

CEO